EXHIBIT 22

                        C&C Investment Holdings, L.P.
                       Phillips Point Plaza, East Tower
                      777 South Flagler Drive, Suite 909
                        West Palm Beach, Florida 33401

          Inversiones Macuto S.A.
          c/o Osvaldo Cisneros
          Edificio Pepsi
          4a Avenida Transversal Principal
          Los Cortijos de Lourdes
          Caracas, Venezuela

                         Re:  C&C Investment Holdings, L.P.

          Gentlemen:

                    Reference is made to the Amended Agreement of Limited Partnership of C&C Investment Holdings, L.P., between Stephen R. Cohen, a citizen of the United States (the "General Partner"), and Inversiones Macuto S.A., a Panamanian corporation (the "Special Limited Partner"), dated as of April 22, 1992, as amended by the letter agreements dated May 23, 1994 and May 31, 1994 between the General Partner and the Special Limited Partner (the "Partnership Agreement"). Capitalized terms used herein without definition shall have the meanings assigned to them in the Partnership Agreement.

                    Pursuant to the terms of the Partnership
          Agreement, the General Partner hereby informs the Special Limited Partner that the General Partner shall withdraw from the Partnership effective upon the last to occur of the following: (i) the receipt by the General Partner of the distribution of 10,000 shares of common stock of TPI Enterprises, Inc. currently held in the name of the Partnership to the General Partner, (ii) the receipt by the General Partner of the distribution to the General Partner of 1% of the cash held in the Partnership's bank account at The Bank of New York, net of a reservation for, or following the payment of, the fees and expenses of the Partnership associated with (a) the withdrawal of the General Partner from the Partnership and (b) the tax filings by the Partnership for the 1994 Fiscal Year, and
          (iii) the distribution of Schedule K-1's to the Partners and the filing of any required state and federal tax filings by the Partnership for the 1994 Fiscal Year. The withdrawal of the General Partner shall automatically occur upon the date as set forth in the previous sentence without any additional action by or notice from the General Partner. Upon the withdrawal of the General Partner, the Partnership will dissolve pursuant to
          Section 10.1 of the Partnership Agreement unless the Special Limited Partner elects to continue the Partnership and elects a new general partner pursuant to such Section 10.1.

                    Following the execution of this letter
          agreement and the instruction letter attached hereto addressed to The Bank of New York in its capacity as custodian for the Partnership, the General Partner shall mail to the custodian the instruction letter and an executed stock power in order to effectuate the distribution of the TPI Common Stock as described in the preceding paragraph. Following the execution of this letter agreement, the General Partner shall pay from the Partnership's bank account at The Bank of New York the fees and expenses of the Partnership associated with the withdrawal of the General Partner from the Partnership and the tax filings for the 1994 Fiscal Year, and shall then withdraw from such account as a distribution to the General Partner, the cash amount described in the
          preceding paragraph.   Following the execution of this
          letter agreement, the General Partner shall take all steps necessary to have prepared and filed on behalf of the Partnership the tax filings for the 1994 Fiscal Year and to distribute the Schedule K-1's. The Special Limited Partner hereby consents to the actions of the General Partner described in this paragraph and any other actions necessary to effectuate the terms of this letter agreement.

                    After the effective date of the General
          Partner's withdrawal from the Partnership, he will be under no obligation to perform any duties on behalf of the Partnership including, but not limited to, the filing of documents with the Securities and Exchange Commission pursuant to Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder and the filing of any future tax filings or the distribution of future Schedule K-1's on behalf of the Partnership.

                    To the maximum extent permitted by law, the General Partner shall be indemnified and held harmless by the Partnership, from and against any and all claims, actions, costs, expenses, damages and liabilities, including reasonable attorneys' fees, arising out of or in connection with its management or administration of the affairs of the Partnership, except for any acts that constitute gross negligence, fraud or bad faith; provided, however, that the General Partner shall not be indemnified and held harmless by the Partnership for actions taken (i) in his capacity as an officer or director of TPI or (ii) other than in his capacity as General Partner.

                    By executing the enclosed copy of this letter agreement, the Special Limited Partner consents to the withdrawal of the General Partner from the Partnership and to the distributions, indemnification and other terms of this letter agreement. Please indicate your agreement to the foregoing by executing the enclosed copy of this letter and the attached copy of the instruction letter and returning them to the General Partner.

                                        Very truly yours,

                                        /s/ Stephen R. Cohen
                                        Stephen R. Cohen



          AGREED TO AND ACCEPTED BY:
          INVERSIONES MACUTO S.A.

          By:  /s/ Osvaldo Cisneros
             Name:   Osvaldo Cisneros
             Title:

          Dated:  February 28, 1995


                                                  February 28, 1995

          The Bank of New York
          101 Barclay Street
          New York, NY 10286
          Attention:  Peter Lagatta

          Re:  Custodian Agreement by and among The Bank of New
               York, C&C Investment Holdings, L.P., Stephen R.
               Cohen and Inversiones Macuto S.A., dated May 9, 1991

          Ladies and Gentlemen:

                    You are hereby instructed to release the 1,000,000 shares (the "Shares") of common stock of TPI Enterprises, Inc. (the "Company") held by you as custodian on behalf of C&C Investment Holdings, L.P. ("C&C") as follows:

                    990,000 Shares to C&C Investment Holdings,
                    L.P., c/o Richard Goldberg, Esq., Shereff,
                    Friedman, Hoffman & Goodman, 919 Third Avenue, New York, N.Y. 10022-9998

                    10,000 Shares to Stephen R. Cohen, c/o Patricia Hildebrand, TPI Enterprises, Inc., 777 S.
                    Flagler Drive, West Palm Beach, Florida  33401

                    Stock powers necessary to effect the transfer are attached. The Company's Transfer Agent is American
          Stock Transfer Company.

                    In addition, by this letter the partners of C&C inform you that effective upon your distribution of the Shares as set forth above, the custodian agreement between C&C and The Bank of New York shall be terminated.

                    This letter may be executed in counterparts, all of which when taken together shall constitute one and the same authorization.



                              C&C INVESTMENT HOLDINGS, L.P.

                              GENERAL PARTNER:

                                /s/ Stephen R. Cohen
                              Stephen R. Cohen


                              SPECIAL LIMITED PARTNER:

                              Inversiones Macuto S.A.

                              By:  /s/ Osvaldo Cisneros
                                 Name:  Osvaldo Cisneros
                                 Title: